UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | SASOL DISTRIBUTES ITS ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2019 (AFS) AND NOTICE OF ANNUAL GENERAL MEETING (AGM), FILES ITS FORM 20-F, AND NO CHANGE STATEMENT**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or the "Company")

**SASOL DISTRIBUTES ITS ANNUAL FINANCIAL STATEMENTS FOR THE
YEAR ENDED 30 JUNE 2019 (AFS) AND NOTICE OF ANNUAL GENERAL
MEETING (AGM), FILES ITS FORM 20-F, AND NO CHANGE STATEMENT**

Annual Report Suite

Sasol's 2019 suite of annual reports, comprising our annual financial statements,
Integrated Report, annual report on Form 20-F, Climate Change Report and
Sustainability Report, has been published on the Sasol website, at
http://www.sasol.com/

Annual Financial Statements

Shareholders of Sasol (Shareholders) are advised that the Company's audited
summarised financial statements for the year ended 30 June 2019 were distributed
to Shareholders on 29 October 2019. There were no changes to the audited
summarised financial statements, and the independent audit report, released on
the Stock Exchange News Service on 28 October 2019.

The AFS were audited by PricewaterhouseCoopers Inc, who expressed an
unmodified opinion with a reportable irregularity thereon. The aforementioned audit
opinion is also available for inspection at the Company's registered offices together
with the AFS identified therein.

The AFS contain a disclosure of directors' beneficial holding in Sasol securities on
page 45. Shareholders are advised that there have been no changes to the
directors' beneficial holding in Sasol securities since the end of financial year, 30
June 2019, and the AFS signature date, 28 October 2019.

Annual report on Form 20-F

Sasol's annual report on Form 20-F, which includes the AFS, was filed with the
United States Securities and Exchange Commission (SEC) on 28 October 2019
and is available on the SEC's website at www.sec.gov and the Sasol website at
http://www.sasol.com/investor-centre/financial-reporting

Notice of AGM

Notice is hereby given that the fortieth AGM of the Shareholders will be held at
10:00 on Wednesday, 27 November 2019 at The Forum, The Campus, Wanderers
Building, 57 Sloane Street, Bryanston, Johannesburg, South Africa to transact the

business as stated in the Notice of AGM. The Notice of AGM was distributed to shareholders together with the summarised AFS on 29 October 2019, and is also available on Sasol's website http://www.sasol.com/investor-centre/annual-general-meeting.

The record date by when persons must be recorded as Shareholders in the securities register of the Company in order to be entitled to receive the Notice of the AGM, was Friday, 18 October 2019. The record date in order to be recorded in the securities register as Shareholder to be able to attend, participate in and vote at the AGM, is Friday, 15 November 2019. The last date to trade in order to be able to be recorded in the securities register as a Shareholder on the aforementioned record date is Tuesday, 12 November 2019.

29 October 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 October 2019

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary